245 Summer Street	Fidelity® Investments
Boston, MA 02210

July 2, 2021

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Fidelity Select Portfolios (the trust): Computers Portfolio and Consumer Finance Portfolio (the funds) File No. 811-03114

Ladies and Gentlemen:

On behalf of the above referenced funds, transmitted herewith for filing pursuant to Rule 14a-6(a) of Regulation 14A under the Securities Exchange Act of 1934 is a preliminary copy of the Notice, Proxy Statement, and Forms of Proxy to be sent to shareholders in connection with a Special Meeting of Shareholders of the funds to be held on October 20, 2021. Pursuant to Rule 14a-3(c), the required informational copy of each fund’s Annual Report for the fiscal period ended February 28, 2021 has been previously furnished to the commission.

We anticipate mailing definitive proxy materials to shareholders on or about August 23, 2021. In order to allow sufficient time to meet this schedule, we would greatly appreciate receiving comments (if any) from the Staff no later than July 12, 2021.

Please contact Renee Fuller at (603) 721-4221 with any questions or comments relating to this filing.

Sincerely,

/s/ Renee Fuller
Renee Fuller
Legal Product Group